July 1, 2011

Mr. James Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street NE

Washington, D.C.  20549

RE:  File Number 001-02189

Dear Mr. Rosenberg:

In reply to your letter of June 3, 2011, we have enclosed our response to the attachment to this letter.  As indicated in the attachment, we will submit our response to comments 1 and 2 by July 15, 2011.

As per your request, Abbott acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas C. Freyman
Executive Vice President, Finance
and Chief Financial Officer

Enclosure

Abbott Laboratories

Form 10-K for Fiscal Year ended December 31, 2010

Filed February 18, 2011

File No. 001-02189

Research and Development Programs, page 38

1.     Refer to your response to comment two.  Please address the following by providing us proposed disclosure to be included in future periodic reports:

•      The amount of R&D expense by segment, and the amount not allocated to a segment and what that amount represents;

•      A description of the R&D process by segment similar to what you provided in your response;

•      How you manage the research and development expenses (i.e. on a portfolio basis to achieve a targeted spend);

•      That you do not regularly accumulate research and development expenses for a particular therapeutic area or development phase or make management decisions based on this data; and

•      The month and the year that you entered the late phase for those projects that you disclose in late phase development.

We encourage you to propose any additional disclosure that you believe is necessary to describe limitations necessary to provide further context to the disclosures requested above.

Response:

Abbott will provide a response to this comment by July 15, 2011.

2.     Refer to your response to comment two.  As previously requested, provide us information regarding the remaining term of patents for each late stage project you disclose.  If you do not know or cannot estimate the remaining patent life for a particular patent(s) associated with a project(s), please tell us the specific facts and circumstances governing this limitation.

Response:

Abbott will provide a response to this comment by July 15, 2011.

3.     Please refer to page 39 and 40 and provide us proposed disclosure to be included in future periodic reports that explains whether Medical Optics and Molecular and Core Laboratory Diagnostics are part of the Diagnostics segment and to which segment Diabetes Care belongs.

Response:

In the Segment and Geographic Area Information note (pages 71-74 of our 2010 10-K) to our financial statements, we will name the divisions that are aggregated and reported as the Diagnostic Products segment.  For 2010, this disclosure would have stated:

For segment reporting purposes, the Core Laboratory Diagnostics, Molecular Diagnostics, and Point of Care divisions are aggregated and reported as the Diagnostic Products segment.

We will also add a statement to this note to explain that the Other category includes the Medical Optics and Diabetes Care divisions.

Note 5- Taxes on Earnings, page 69

4.     We acknowledge your response to prior comment seven.  Since your annual accruals for uncertain tax positions appear to exceed the five percent threshold in Rule 4-08(h) of Regulation S-X please provide us proposed disclosure to be included in future periodic reports showing the amount and nature of this reconciling item of your statutory income tax rate to your effective tax rate.

Response:

We respectively submit that no additional disclosure is required related to Rule 4-08(h) of Regulation S-X which requires a reconciliation between the amount of reported total income tax expense and the amount computed by multiplying pre-tax income by the statutory Federal income tax rate.  In your reference to “annual accruals for uncertain tax positions,” we assume that you are referring to the “increase due to current year tax positions” in the table summarizing Abbott’s unrecognized tax benefits (page 71 of our 2010 10-K).

The reconciliation required by Rule 4-08(h) of Regulation S-X is based on income tax expense after applying the recognition and measurement principles of ASC 740-10-25 and has therefore already been adjusted for any differences between tax positions expected to be taken in tax returns relating to the current year and tax positions recognized in determining the provision for income taxes in the financial statements.  As such, we would generally not expect that increases in unrecognized tax benefits relating to the current year would represent a reconciling item.  In other words, given that the impact of any uncertain tax positions is already reflected in the total reported income tax expense (e.g., reported tax expense is higher because the tax position did not meet the more-likely-than-not recognition threshold), there is nothing to add or deduct to get to an amount computed by multiplying pre-tax income by the statutory Federal income tax rate.

We believe that preparing the reconciliation required by Rule 4-08(h) of Regulation S-X based on income tax expense after applying the recognition and measurement principles of ASC 740-10-25 is appropriate and consistent with widely adopted practice.  Nevertheless, historically, we have not had individual uncertain tax positions where the rate used to measure the tax position differed from the statutory Federal income tax rate and the impact exceeded the 5% threshold in Rule 4-08(h).

In accordance with paragraph b. in ASC 740-10-50-15A, we disclose the total amount of unrecognized tax benefits that, if recognized, would impact the effective tax rate.  If we were to reach a settlement with a tax authority or adjust a prior year tax position that results in a change in unrecognized tax benefits relating to a prior year and the recording of a corresponding tax benefit or expense that exceeds the 5% threshold, we would present this separately in our tax rate reconciliation.

Schedule II — Valuation and Qualifying Accounts, page 95

5.     We acknowledge your response to prior comment 5.  Please provide proposed disclosure to be included in future periodic reports that explains your charge-off policy, provides the amount of accounts receivable past due over one year as of the end of each period presented, the reason that amounts charged-of over the past several years have been so small relative to the balance of the allowance for doubtful accounts, and why the recorded balance for the allowance for doubtful accounts is not excessive in view of amounts past due and charged-off.

Response:

While we believe our disclosures regarding our accounts receivable are adequate, we will add additional disclosure to explain our charge-off policy.  In our Summary of Significant Accounting Policies, we will add the following statement to the discussion of Trade Receivable Valuations: “Accounts receivable are charged off after all reasonable means to collect the full amount (including litigation, where appropriate) have been exhausted.”

As was discussed in our previous response on this topic, detailed receivables records and agings are maintained on a subsidiary-by-subsidiary basis within each division.  Given that the amount of accounts receivable past due over one year is not readily available in one central system and Rule 12-09 does not require a breakout of such amounts, we do not believe that the cost and effort to accumulate this data on a regular basis is warranted.

As stated in our prior response, we believe the increases in the allowance in recent years, both in aggregate and relative to actual charge-off, are reasonable in light of the deteriorating financial condition in various parts of the world and the growth of international sales.  The small size of the allowance relative to the trade receivables or total current assets lines of the balance sheet also doesn’t support devoting substantial discussion in our filings to the amount of and changes in the recorded balance.  However, given the recent growth in and level of Abbott’s international sales, we believe that it would be useful to point out the collection risks related to government agencies and other customers around the world that are affected by deteriorating economic conditions, and that pursuing collection efforts involving government entities can often take several years.  We will add this to the discussion of the risks associated with the international nature of Abbott’s business in Item 1A. Risk Factors.